EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Crosstex Energy, L.P.

(amounts in thousands except ratios)

						Nine Months Ended
	Year Ended December 31,					September 30,
	2007	2008	2009	2010	2011	2012
Earnings from continuing operations before non-controlling interest or tax	$(16,534)	$(61,361)	$(75,695)	$(24,708)	$(1,264)	$(14,217)
Capitalized Interest	(4,614)	(2,655)	(1,076)	(128)	(900)	(2,235)
Depreciation of capitalized interest	262	69	66	745	790	676
Non-controlling interest	(160)	(311)	(60)	(19)	(48)	(163)
Earnings before fixed charges	$(21,045)	$(64,259)	$(76,765)	$(24,111)	$(1,422)	$(15,939)

Fixed Charges
Interest expense includes discontinued operations	$79,403	$102,675	$125,903	$87,035	$79,233	$63,932
Capitalized interest includes discontinued operations	4,765	2,655	1,076	128	900	2,235

Total Fixed Charges	$84,168	$105,330	$126,979	$87,163	$80,133	$66,167

Total Earnings & Fixed Charges	$63,123	$41,072	$50,214	$63,053	$78,711	$50,228

Ratio of earnings to fixed charges	0.75	0.39	0.40	0.72	0.98	0.76
Deficiency	$(21,045)	$(64,259)	$(76,765)	$(24,111)	$(1,422)	$(15,939)